UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42592

OFA GROUP

(Translation of registrant’s name into English)

Unit B, 16/F, Easy Tower, 609 Tai Nan West Street,

Cheung Sha Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Equity Line of Credit

On July 14, 2025, OFA Group (the “Company”) entered into a purchase agreement (the “Purchase Agreement”) with Atsion Opportunity Fund LLC – Series 1 (“Atsion”) pursuant to which the Company has the right, but not the obligation, to sell up to $100,000,000 (which may be increased to $200,000,000, upon mutual agreement by the Company and Atsion) of the Company’s ordinary shares, par value $0.001 per share (the “Ordinary Shares”), to Atsion, subject to the terms and conditions set forth therein (the “Equity Facility”). In furtherance of the Equity Facility, the Company and Atsion also entered into a related registration rights agreement (the “RRA”) pursuant to which the Company has agreed to register for resale on a registration statement on Form F-1 the Ordinary Shares issuable to Atsion pursuant to the Equity Facility (such registration statement, the “Resale Registration Statement”).

The Company may begin selling Ordinary Shares to Atsion under the Equity Facility beginning on the effective date of the Resale Registration Statement and may continue to sell such Ordinary Shares until the 36 month anniversary of the effectiveness of the Resale Registration Statement. If the Company elects to sell Ordinary Shares to Atsion under the Equity Facility, the Company may require Atsion to purchase, on any given trading day, a maximum of $100,000 of Ordinary Shares, subject to increases up to $250,000 and $500,000 of Ordinary Shares, subject to certain stock price and volume requirements as described in the Purchase Agreement (each such purchase, a “Regular Purchase”). If the Company sells the maximum number of shares permitted in a Regular Purchase on a trading day, the Company may sell additional shares to Atsion subject to certain additional stock price and volume considerations.

The purchase price that Atsion is required to pay per Ordinary Share is equal to the lower of: (i) 95% of the TWAP (as such term is defined in the Purchase Agreement) of the Ordinary Shares on the Purchase Date from the time of purchase submission to and including market closing on such date, or (ii) 96% of the lowest single day VWAP (as such term is defined in the Purchase Agreement) for the four consecutive business days ending on the purchase date. Notwithstanding the foregoing, under no circumstances is the Company permitted to deliver a purchase notice to Atsion if the Ordinary Shares are trading below $1 per share.

The Company has agreed to use 80% of the net proceeds from the Equity Facility toward the purchase of cryptocurrency assets in connection with the Company’s cryptocurrency treasure strategy. The initial crypto assets will only consist of Bitcoin (BTC), Solana (SOL) and SUI, but may consist of other crypto assets at the sole discretion of the Company. The Company will use the remaining 20% of the net proceeds from the Equity Facility for general corporate purposes and working capital at the sole discretion of the Company.

In consideration for entering into the Purchase Agreement, the Company has agreed to issue Atsion 250,000 Ordinary Shares (the “Commitment Shares”). If the aggregate value of the Commitment Shares, as determined pursuant to the Purchase Agreement, is less than $1,000,000, then the Company has agreed to pay Atsion the difference in cash. The Company has also agreed to reimburse Atsion for certain expenses.

Concurrently with the Purchase Agreement, the Company and Atsion entered into the RRA pursuant to which the Company has agreed to file the Resale Registration Statement within 30 days following the execution of the Purchase Agreement and has agreed to have the Resale Registration Statement declared effective within 45 days of execution of the Purchase Agreement, subject to an extension if the Securities and Exchange Commission determines to review the Resale Registration Statement.

In connection with the Equity Facility, the Company engaged R.F. Lafferty & Co., Inc. and IB Capital LLC, an affiliate of I-Bankers Securities Inc. (collectively, the “Agents”), to act as placement agents. The Company has agreed to pay the Agents an upfront fee of $500,000 in cash or in Ordinary Shares at the Company’s discretion and has also agreed to pay the Agents a fee of 1.25% of the gross proceeds of sales pursuant to the Equity Facility.

The foregoing descriptions of each of the Purchase Agreement and RRA do not purport to be complete and in each case is subject to, and qualified in its entirety by, the full text of the Purchase Agreement and the RRA, copies of which are filed as Exhibit 99.1 and 99.2, respectively, to this Report of Foreign Private Issuer on Form 6-K and in each case which is incorporated herein by reference.

On July 15, 2025, the Company also issued a press release related to the Equity Facility and to the appointment of Bitwise Asset Management, Inc. to steward the deployment and management of proceeds from the Equity Facility to develop and implement institutional-grade cryptocurrency treasury strategies. A copy of the press release is attached as Exhibit 99.3.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Purchase Agreement, between OFA Group and Atsion Opportunity Fund LLC – Series 1, dated July 14, 2025
99.2	Registration Rights Agreement, between OFA Group and Atsion Opportunity Fund LLC – Series 1, dated July 14, 2025
99.3	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OFA Group

By:	/s/ Li Hsien Wong
Name:	Li Hsien Wong
Title:	Chief Executive Officer

Date: July 22, 2025